

November 30, 2023

Diego Rivas
Chief Financial Officer
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Peron 430, 25th Floor
C1038 AAJ - Buenos Aires, Argentina

> **Re: Grupo Financiero Galicia SA**
> **Form 20-F Filed April 24, 2023**
> **Response Dated November 21, 2023**
> **File No. 000-30852**

Dear Diego Rivas:

We have reviewed your November 21, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

Form 20-F filed April 24, 2023

Note 23 - Deposits, page F-51

1. Please refer to prior comment 3. Please provide us with a draft of your proposed narrative disclosure for future filings that includes the definition of uninsured deposits as required by Item 1406(e) of Regulation S-K.

Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Enrique Pedemonte